UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For February 21, 2003

                             Commission File Number:


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
             Form 20-F [_]                  Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
             Yes  [_]                       No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 ------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            PRECISION DRILLING CORPORATION



                                            Per:  /s/ Jan M. Campbell
                                                  ----------------------------
                                                  Jan M. Campbell
                                                  Corporate Secretary



Date:  February 21, 2003

                                  NEWS RELEASE

CALGARY, ALBERTA, CANADA - February 21, 2003


                         PRECISION DRILLING CORPORATION
                     TO PRESENT AT INSTITUTIONAL CONFERENCES

Hank B. Swartout, Chairman, President and Chief Executive Officer of Precision Drilling Corporation ("Precision") will speak at the following institutional conferences:

         - BMO Nesbitt Burns Global Resources Conference in Tampa, Florida, on Tuesday, February 25, 2003 at 3:45 p.m. EST;

         - Raymond James Institutional Investors Conference in Orlando, Florida on Monday, March 3, 2003 at 10:00 a.m. EST;

         - FirstEnergy East Coast Canadian Energy Conference, New York, New York, on Tuesday, March 4, 2003 at 3:45 p.m. EST.

Mr. Gene Stahl, Vice President Rentals of Precision Drilling Corporation will speak at the CIBC World Markets Institutional Investor Conference in Whistler, British Columbia on Friday, February 28, 2003 at 10:35 a.m. (PST).

A live webcast of the audio portion of each presentation will be accessible on Precision's website at WWW.PRECISIONDRILLING.COM by selecting "Investor Relations", then "Webcast", with an archived version of each presentation available after the call ends.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS."

FOR FURTHER INFORMATION PLEASE CONTACT JAN CAMPBELL, CORPORATE SECRETARY, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX
(403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM